Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

Tel: +86 (21) -5089-6502

February 4, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance 100 F Street, NE

Washington, D.C. 20549

Attn:	Susan Block
Christian Windsor

Re:	Re: Zhibao Technology Inc.
Registration Statement on Form F-1
Initial filed on September 9, 2025
File No. 333-290132

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhibao Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Friday, February 6, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Botao Ma
Botao Ma
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP